February 6, 2024

Division of Corporation Finance VIA EDGAR

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Vertex Energy, Inc.

Form S-3 Registration Statement

File No. 333-276700

Acceleration Request

Request Date: February 8, 2024

Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vertex Energy, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Standard Time, Thursday, February 8, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Chris Carlson

Chris Carlson

Chief Financial Officer